

INVESTOR PRESENTATION

TRISTATE CAPITAL HOLDINGS, INC.
(Nasdaq: TSC)

Subordinated Notes Offering

IMPORTANT INFORMATION

Disclosure Regarding Offerings

TriState Capital Holdings, Inc. (the "Company") has engaged Stephens Inc. (the "Underwriter") to assist the Company in exploring a potential sale of subordinated notes (the "Securities"). The Securities will be issued and sold pursuant to effective shelf registration statements on Form S-3 (File Nos. 333-235713 and 333-222074) previously filed with the Securities and Exchange Commission (the "SEC").

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This offering may only be made by means of a prospectus supplement and related base prospectus under each registration statement. Neither the SEC nor any other regulatory body has approved or disapproved of the Securities or passed upon the accuracy or adequacy of this presentation. The Securities are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Interested parties should conduct their own investigation in accordance with the procedures established by the Company and the Underwriter and consult with their financial, legal and tax advisors before determining whether to invest in the Securities. Neither the Underwriter, the Company or any of their representatives have made or make any representation or warranty as to the accuracy or completeness of this presentation. Except as otherwise indicated, this presentation speaks as of the date hereof.

The Company has filed a preliminary prospectus (which is subject to completion) with the SEC for the offering of the Securities. Before you invest in the Securities, you should read the preliminary prospectus supplement, the final prospectus supplement (when available), including in each case the base prospectuses and the other documents that the Company has filed with the SEC that are incorporated by reference into the preliminary prospectus supplement, the final prospectus supplement and the accompanying base prospectuses for more complete information about the Company and the offering of the Securities. You may obtain these documents for free by visiting the SEC website at www.sec.gov. Alternatively, you may request copies of the prospectus and preliminary prospectus supplement by calling toll-free 1-800-643-9691.

IMPORTANT INFORMATION (CONT'D)

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, and beliefs or assumptions made by management, many of which, by their nature, are inherently uncertain. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that change over time and are difficult to predict, and you should not place any undue reliance on any such forward-looking statements.

For a discussion of the factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the "Risk Factors" in the prospectus supplement and in our filings with the SEC that are incorporated by reference therein. In addition, if one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

Non-GAAP Financial Measures

In addition to financial measures presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"), this presentation contains certain non-GAAP financial measures. The specific non-GAAP financial measures used are tangible assets, tangible common equity, tangible common equity to tangible assets, tangible book value per common share, total revenue, bank efficiency ratio and EBITDA. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Investors should note that, because there are no standardized definitions for these calculations, our non-GAAP financial measures may not be comparable to similarly-titled measures presented by other companies. Also, there may be limits in the usefulness of these measures to investors. As a result, we encourage readers to consider our consolidated financial statements in their entirety and not to rely on any single financial measure. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Appendix to this presentation.

TERMS OF PROPOSED OFFERING

Issuer	TriState Capital Holdings, Inc. (Nasdaq: TSC)
Security	Subordinated Notes
Offering Type	SEC Registered
Kroll Rating	BBB
Offering Size	$125 Million
Structure	Fixed-to-Floating Rate (Fixed for 5 Years)
Maturity	10 Years
Call Feature	Callable after 5 Years
Covenants	Consistent with Regulatory Requirements for Tier 2 Capital
Use of Proceeds	General Corporate Purposes
Book-Running Manager	Stephens Inc.

LEADERSHIP TEAM



Jim F. Getz
Chairman, President & CEO
- Co-founded TriState Capital Holdings, Inc. in 2007
- Prior to founding TriState Capital, Mr. Getz was the founder of Federated Bank and Trust (est. 1985), and later served as president of Federated Securities Corp.
- Mr. Getz's tenure at Federated was preceded by two senior positions at two other Pennsylvania banks: Girard Bank from 1973-1982 and First Pennsylvania Bank from 1982-1985



Brian S. Fetterolf
President and CEO of TriState Capital Bank
- Joined TriState Capital in 2009
- CEO of TriState Capital Bank since July 2017 and President since July 2015
- Prior to TriState, he served as a Senior VP in the Special Situations Advisory Group of Macquarie Capital Advisors



David J. Demas
CFO
- CFO of TriState Capital Holdings, Inc. since January 2018
- Served as EVP of Finance from August 2017-January 2018
- Previously served as senior Partner of Deloitte & Touche, LLP where he spent 25 years of his career



Tim J. Riddle, CFA
Executive Officer and CEO of Chartwell
- Founding member of Chartwell Investment Partners, LLC (1997)
- 37 years of industry experience
- Previously served as Senior Vice President at Delaware Investment Advisers from 1986 – 1997 where he directed the institutional client service effort

THREE DIFFERENTIATED BUSINESSES

Sophistication of a super regional financial firm with the high touch of a boutique firm

Private Banking	Investment Management	Commercial Banking
NATIONAL	NATIONAL	PA, NY, NJ & OH
Organic growth	Organic & acquisitive growth	Organic growth
Low capital requirements	Low capital requirements	Traditional capital requirements
Self-funding liquidity management		Relationship-driven liquidity and treasury management funding
TriState Capital Bank	Chartwell Investment Partners	TriState Capital Bank

























KEY CREDIT INVESTOR HIGHLIGHTS

Diversified Revenue Streams	✓ 29% of revenue from noninterest income ✓ Chartwell, a separate subsidiary of TSC with $9.7B in AUM, generated $5.8M in EBITDA[1] in 2019
Differentiated Lending Platform	✓ 56% of total loans consist of private banking loans backed by marketable securities with a median LTV of 31% as of 12/31/19 ✓ Never experienced a credit loss in the private banking portfolio backed by marketable securities
Pristine Credit Quality	✓ 0.0% NPLs / total loans as of 12/31/19 ✓ (0.03%) net charge offs (recoveries) / average total loans in 2019
Efficient and Scalable Operating Model	✓ Branchless banking model requires significantly less infrastructure (54.49% bank efficiency ratio[1]) and offers the ability to grow without the costs and investments in traditional brick-and-mortar branches ✓ ~$650k quarterly revenue / FTE annualized (More than 2x peer median[2])
Proven Leadership Team	✓ Leadership team consists of experienced and tenured veterans ✓ Insider ownership in excess of 9%[3]

Note: Above figures as of or for the year ended 12/31/19, unless otherwise noted.
[1] EBITDA and bank efficiency ratio are non-GAAP measures; please see reconciliations in the Appendix on pg. 38-40.
[2] Peer data for bank holding companies with $5B-$10B in MRQ assets. Analysis of net interest income plus non-interest income, annualized, divided by period-end FTE employees based on data from S&P Global Market Intelligence.
[3] Per S&P Global Market Intelligence as of March 19, 2020.

FIRST QUARTER RECENT DEVELOPMENTS

Liquidity & Accessibility

- Deposits continue to grow at a faster rate than loans this quarter, with outstandings at materially higher levels today than 12/31/19 and 3/31/19

- Chartwell net flows of client AUM to date are positive and its pipeline remains robust

  - We believe the institutional clients representing ~75% of AUM will be opportunistic in the volatile market environment

  - Fixed income represents ~60% of Chartwell's national business, dampening the volatility of AUM

- In recent days we have seen record private banking loan application volume, and we continue to responsibly fund private banking and commercial loan growth

Decisive Response While Maintaining Premier Client Experience

- The day after the March 3 FOMC Target Fed Funds rate cut, and in anticipation of near-zero rates, we initiated new interest rate and swap rate programs

  - ~78% of total deposits are not fixed rate and began repricing in March

  - Interest rate floors are in place for floating-rate loans (~93% of total) that are scheduled to reprice in April

- Net interest income is currently expected to grow in the first quarter of 2020, compared to the fourth quarter of 2019, on a pre-provision basis

- Non-interest expense is currently expected to be lower than previously anticipated

Capital & Asset Quality

- TriState Capital entered 2020 with a 0% non-performing loans/loans ratio and, as of March 19, we are not seeing material changes in the superior asset quality metrics we last reported

- Currently, we continue to expect light reserve requirement for credit loss in our private banking loan portfolio (~60% of loans outstanding) under the CECL accounting methodology applied to banks in 2020

  - As of March 19, we have experienced no losses in this portfolio

STRONG FOUNDATION FOR FUTURE

Growth since 2013 IPO illustrates the strength and effectiveness of strategy

Among **Fortune's** 100 Fastest-Growing Companies

Ranked by Fortune[1] in 2019 for 3rd consecutive year based on:

- **33%** growth in EPS
- **29%** growth in revenue
- **16%** total return

on a three-year annualized basis

(Dollars in Thousands)	12/31/2019	3/31/2013	% Change since IPO
Assets	$ 7,765,810	$ 2,074,287	274%
Total revenue (TTM)	$ 179,423	$ 63,548	182%
Net interest income (TTM)	$ 127,057	$ 58,487	117%
Non-interest income (TTM)	$ 52,366	$ 5,061	935%
Income before tax (TTM)	$ 68,658	$ 17,629	289%
EPS[2] (TTM)	$ 1.89	$ 0.48	294%

[1] The September 2019 issue of Fortune reported that it ranks the 100 Fastest-Growing Companies listed on major U.S. stock exchanges by "revenue growth rate, EPS growth rate, and total return for the period ended June 29, 2019 on a three-year annualized. (To compute the revenue and EPS growth rates, Fortune uses a trailing-four-quarters log linear least square regression fit.)."
[2] Fully diluted earnings per share

RECORD OF GROWTH

Double-digit YOY EPS growth for

22 of **27** quarters since IPO



DOUBLE -DIGIT EPS GROWTH

24% CAGR

Year	EPS
2015	$0.80
2016	$1.01
2017	$1.32
2018	$1.81
2019	$1.89

OPERATING LEVERAGE

Driven by revenue growth, exceptional client focus, scalable model and prudent management, which enables sophisticated client experience, agility and efficiency



Unique branchless model



276 FTEs
Highly experienced and high-performing team



54.49% bank efficiency ratio[1]
compared to 53.09% for 2018



REVENUE / EMPLOYEE

*Revenue per employee was ~$650,000 in 2019, more than *twice* that of our peer median[2]

[1] Bank efficiency ratio is a non-GAAP measure; please see reconciliations in the Appendix on pg. 38-40.
[2] Peer data for bank holding companies with $5B-$10B in MRQ assets. Analysis of net interest income plus non-interest income, annualized, divided by period-end FTE employees based on data from S&P Global Market Intelligence.

PRIVATE BANKING

TSC's fastest-growing channel for lending and part of its integrated advisor solutions strategy

Loans over-collateralized by marketable securities or cash value life insurance (CVLI) policies are monitored utilizing the bank's proprietary technology
- No loss history

Favorable regulatory capital treatment given reduced risk weighting enhances capital efficiency

Marketable securities collateral consists of liquid and primarily well-diversified portfolios



PRIVATE BANKING LOANS

29% CAGR

	2015	2016	2017	2018	2019
Billions	$1.345	$1.736	$2.266	$2.870	$3.695
% of Total Loans	47.3%	51.0%	54.1%	55.9%	56.2%

PRIVATE BANKING
THE OPPORTUNITY

Aimed at assisting financial advisors of all types provide enhanced value to their clients

Deep relationships with **213** broker-dealers, regional securities firms, RIAs, family offices and trust companies that do not offer banking services themselves

These platforms enhance TSC's network of **60,000+** independent financial advisors, trust officers and family office executives seeking to add value for their clients

Private banking loans prove attractive to the fast-growing numbers of financial advisors moving from wire houses to independent platforms



High net worth individuals, trusts and businesses



Loans to HNW individuals used for any purpose (except to purchase securities)

~31%

Median LTV of these outstanding loans

ADVISOR SOLUTIONS

Continually innovating to be a leading, trusted and essential partner

Responding to advisors' focus on creating a holistic experience and enhanced value proposition for their clients by:

- **Complementing** advisors' capabilities with unique and essential products and services which can be integrated into their environments
- **Customizing** technology, including digital lending platform, and in-person delivery to meet their needs and clients' expectations
- **Optimizing** risk management and monitoring through smart and scalable proprietary collateral monitoring system
- **Respecting** their relationships by supporting, and not competing with them



Securities-Based Private Bank Lending
Future Services
Chartwell's Niche Investment Products
Financial Advisors and their Clients
Treasury Management Services
Future Products
Premium Cash Management

MIDDLE-MARKET COMMERCIAL BANKING

Four-state Mid-Atlantic footprint

27% commercial loan growth YOY *



ORGANIC, IN-MARKET COMMERCIAL LOAN GROWTH

18% CAGR

- C&I
- CRE: owner-occupied
- CRE: non-owner occupied

As of December 31, 2019.

MIDDLE-MARKET COMMERCIAL BANKING

In-market relationships diversified across industries, property type and geographies

Highly experienced in-market regional presidents and relationship managers, with 21+ years average experience, source and serve local clients through our Mid-Atlantic representative offices









Numbers as of December 31, 2019.

SUPERIOR CREDIT QUALITY

Drives consistently low annual credit costs

ALLOWANCE / NPLs



NPLs / TOTAL LOANS



NCOs / AVERAGE LOANS



0.0% NPLs / total loans *

* As of December 31, 2019.

ORGANIC DEPOSIT GROWTH

World class financial institutions and national deposit team

Treasury management capabilities and team enhanced in 2016

Enhanced capabilities to serve family offices and ultra high net worth clients in 2018

22% of deposits are fixed-rate CDs *



DIVERSE AND HIGH-QUALITY DEPOSIT FRANCHISE

Legend:
- 1-Month LIBOR[1]
- Average Cost of Deposits
- Certificates of Deposit
- Money Market Deposits
- Noninterest and Interest Checking

* As of December 31, 2019.
[1] 1-Month London Interbank Offered Rate (LIBOR), based on U.S. Dollar, Percent. Daily, Not Seasonally Adjusted.

TREASURY MANAGEMENT A STRATEGIC PRIORITY

Investments in best-in-class technology and talent beginning in 2016 are paying off for our clients and our business

Treasury management deposits are up approximately **78%** in 2019

13 dedicated professionals across regional footprint

More than **500** clients and growing, including deposit-only clients with essential need for treasury management services



TREASURY MANAGEMENT DEPOSIT ACCOUNTS

TREASURY MANAGEMENT DEPOSITS

Sophisticated and high touch service combined with transparent fee structures driving growth with existing clients and rapid expansion of new clients



CHARTWELL

Investment management fees provide significant income diversification

Leveraging TSC's distribution network and expertise to grow Chartwell Investment Partners' AUM

Enhancing institutional inflows while maintaining strong retail momentum
- Retail up to **26%** from **8%** when Chartwell was acquired in 2014





CHARTWELL REVENUE AND EBITDA

Note: Numbers above as of December 31, 2019.
[1] *EBITDA is a non-GAAP measure; please see reconciliations in the Appendix on pg. 38-40.*

* EBITDA reflects change in the fair value of acquisition earnout in the period

CHARTWELL

Offers strategies not easily replicated by passive products

AUM of **$9.70B** up **22%** since TSC acquired Chartwell in 2014

Growth driven by superior investment performance



AUM BY INVESTMENT TEAM

- 24% Value Equity
- 2% Growth Equity
- 11% Balanced
- 50% Fixed Income
- 13% Large Cap

9 strategies **outperforming** respective benchmarks for 3 and 5 years

Small Cap Value
Mid Cap Value
Smid Cap Value
Dividend Value
Covered Call
Short Duration BB-Rated High Yield Fixed Income
Intermediate High Grade Fixed Income
Core High Grade Fixed Income
Core Plus Fixed Income

Short Duration High Grade Corporate
Berwyn Income Fund
Large Cap Growth
Small Cap Growth
High Yield Fixed Income

Note: Numbers above as of December 31, 2019.

APPENDIX

PRO FORMA CAPITALIZATION TABLE

(Dollars in Thousands)

As of 12/31/19	Actual		Sub-Debt		Pro Forma	
Common Equity	$	505,202	$	-	$	505,202
(+) Goodwill		(37,450)		-		(37,450)
(+) Other Intangibles		(24,031)		-		(24,031)
(+) Other		(1,336)		-		(1,336)
Common Equity Tier 1	$	**442,385**	$	**-**	$	**442,385**
(+) Preferred Stock		116,079		-		116,079
(-) Other		396		-		396
Tier 1 Equity	$	**558,068**	$	**-**	$	**558,068**
(+) Allowance for Loan Losses		14,753		-		14,753
(-) Other		600		-		600
(+) Sub-Debt		-		123,125		123,125
Total Risk-Based Capital	$	**572,221**	$	**123,125**	$	**695,346**
Risk Weighted Assets	$	4,748,890	$	-	$	4,748,890
Total Assets for Leverage Ratio	$	7,400,945	$	123,125	$	7,524,070
Regulatory Capital Ratios:						
Tier 1 Leverage		7.5%				7.4%
Common Equity Tier 1		9.3%				9.3%
Tier 1 Capital		11.8%				11.8%
Total Risk-Based Capital		12.0%				14.6%
Tangible Common Equity [1]	$	439,348	$	-	$	439,348
Tangible Assets [1]	$	7,699,956	$	123,125	$	7,823,081
TCE / TA [1]		5.7%				5.6%

[1] Tangible Common Equity, Tangible Assets and TCE / TA are non-GAAP measures; please see reconciliations in the Appendix on pg. 38-40.

HISTORICAL INTEREST COVERAGE & DOUBLE LEVERAGE

(Dollars in Thousands)

	Annual			Quarterly		Pro Forma[1]
	2017	2018	2019	Q3'19	Q4'19	Q4'19
Investment in Bank Subsidiary	$ 418,596	$ 506,002	$ 606,904	$ 574,205	$ 606,904	$ 730,029
Consolidated Equity	389,071	479,354	621,281	604,507	621,281	619,406
Double Leverage Ratio	107.6%	105.6%	97.7%	95.0%	97.7%	117.9%
Interest Coverage						
Total Deposit - Interest Expense	$ 37,485	$ 78,493	$ 125,592	$ 34,114	$ 29,991	$ 29,991
Existing Debt - Interest Expense	2,215	2,215	1,091	-	-	-
Other Borrowings - Interest Expense	3,242	5,674	8,707	1,302	2,417	2,417
Subordinated Debt Interest Attributable to $125M Offering	-	-	-	-	-	1,406
Total Debt Interest Expense	**$ 5,457**	**$ 7,889**	**$ 9,798**	**$ 1,302**	**$ 2,417**	**$ 3,823**
Total Interest Expense	$ 42,942	$ 86,382	$ 135,390	$ 35,416	$ 32,408	$ 33,814
Pre-Tax Income	47,470	60,369	68,658	19,393	15,710	14,304
Pre Tax Income						
Interest Coverage (Excluding Deposit Interest Expense)	**9.7x**	**8.7x**	**8.0x**	**15.9x**	**7.5x**	**4.7x**
Interest Coverage (Including Deposit Interest Expense)	**2.1x**	**1.7x**	**1.5x**	**1.5x**	**1.5x**	**1.4x**

Source: S&P Global Market Intelligence.
[1] Pro forma Q4'2019 interest expense reflects $125.0 million subordinated debt offering at 4.500% cost of debt, for illustrative purposes. Assumes 100% of net proceeds are downstreamed to the bank subsidiary. Interest expense assumes debt was issued on 10/1/19 for illustrative purposes.

KROLL RATINGS AS OF MAY 22, 2019

Entity	Type	Rating	Outlook	Action
TriState Capital Holdings, Inc.				
	Senior Unsecured Debt	BBB+	Stable	Reaffirmed
	Subordinated Debt	BBB	Stable	Reaffirmed
	Preferred Stock	BBB-	Stable	Reaffirmed
	Short-Term Debt	K2	Stable	Reaffirmed
TriState Capital Bank				
	Deposit	A-	Stable	Reaffirmed
	Senior Unsecured Debt	A-	Stable	Reaffirmed
	Short-Term Deposit	K2	Stable	Reaffirmed
	Short-Term Debt	K2	Stable	Reaffirmed

Source: Kroll Bond Rating Agency, dated May 22, 2019.

SECURITIES PORTFOLIO

Securities Portfolio as of December 31, 2019



- ■ Corporate
- ■ Agency Debentures
- ■ Agency Collateralized Mortgage Obligations
- ■ Agency Mortgage-Backed Securities
- ■ Trust Preferred Securities
- ■ Municipal Bonds

	Book Value	Market Value	Net Unrealized Gain (Loss)
Available for Sale			
Corporate	$ 172,704	$ 175,418	$ 2,714
Trust Preferred Securities	18,092	18,260	168
Agency Collateralized Mortgage Obligations	27,262	27,193	(69)
Agency Mortgage-Backed Securities	18,058	18,509	451
Agency Debentures	8,961	9,402	441
Total Available for Sale	$ 245,077	$ 248,782	$ 3,705
Held to Maturity			
Corporate Bonds	$ 24,678	$ 25,297	$ 619
Agency Debentures	149,912	149,605	(307)
Municipal Bonds	17,094	17,238	144
Agency Mortgage-Backed Securities	4,360	4,615	255
Total Held to Maturity	$ 196,044	$ 196,755	$ 711
Total AFS and HTM Securities	$ 441,121	$ 445,537	$ 4,416

INTEREST RATE SENSITIVITY

Static Shock Impact on Net Interest Income



Static Shock Impact on Economic Value of Equity



Source: S&P Global Market Intelligence.
Above analysis reflects a simulated instantaneous shift in interest rates, and the impact to net income and the economic value of equity.

FOURTH QUARTER 2019

4Q 2019 was highlighted by strong financial results, favorable balance sheet trends and continued exceptional asset quality

Strong Financial Results

- Record top-line revenue[1] of $46.5 million, up 12.9% year-over-year

- Chartwell's AUM grew to $9.7 billion as of 12/31/19

- Net income attributed to common and diluted EPS of $12.6 million and $0.44, respectively

- Tangible book value per share[2] of $14.97; up 15.4% linked-quarter annualized, and 15.9% year-over-year

- ROACE of 10.07%[3]

Favorable Balance Sheet Trends

- Continued execution of growth in high quality, private banking loans

    • Private banking loans grew $327.3 million, or ~39% linked-quarter annualized

- 0.00% NPLs / total loans as of 12/31/19 and 0.00% net charge-offs during the quarter

[1] Based on fully tax-equivalent total revenue.
[2] Tangible book value per share is a non-GAAP measure; please see reconciliations in the Appendix on pg. 38-40.
[3] Net income available to common shareholders divided by average common equity.

KEY PERFORMANCE RATIOS

	As of and For the Years Ended				
(Dollars in thousands)	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Performance ratios:					
Return on average assets [1]	0.89%	1.04%	0.89%	0.81%	0.74%
Return on average common equity [2]	11.47%	12.57%	10.30%	8.48%	7.13%
Net interest margin [3]	1.97%	2.26%	2.25%	2.23%	2.36%
Total revenue [4]	$ 179,423	$ 161,391	$ 138,009	$ 121,244	$ 103,403
Bank efficiency ratio [4]	54.49%	53.09%	57.39%	61.17%	62.30%
Non-interest expense to average assets	1.66%	1.93%	2.15%	2.23%	2.32%
Asset quality:					
Non-performing loans	$ 184	$ 2,237	$ 3,183	$ 17,790	$ 16,660
Non-performing assets	$ 4,434	$ 5,661	$ 6,759	$ 21,968	$ 18,390
Other real estate owned	$ 4,250	$ 3,424	$ 3,576	$ 4,178	$ 1,730
Non-performing assets to total assets	0.06%	0.09%	0.14%	0.56%	0.56%
Non-performing loans to total loans	—%	0.04%	0.08%	0.52%	0.59%
Allowance for loan and lease losses to loans	0.21%	0.26%	0.34%	0.55%	0.63%
Allowance for loan and lease losses to non-performing loans	7,667.39%	590.43%	452.94%	105.46%	107.89%
Net charge-offs	$ (1,868)	$ 1,004	$ 3,722	$ 50	$ 2,312
Net charge-offs to average total loans	(0.03)%	0.02%	0.10%	—%	0.09%
Investment management segment:					
Assets under management	$ 9,701,000	$ 9,189,000	$ 8,309,000	$ 8,055,000	$ 8,005,000
EBITDA [4]	$ 5,824	$ 6,900	$ 7,421	$ 13,208	$ 8,481

[1] Net income divided by total average assets.
[2] Net income available to common shareholders divided by average common equity.
[3] Net interest margin is calculated on a fully taxable equivalent basis.
[4] Total revenue, bank efficiency ratio and EBITDA are non-GAAP measures; please see reconciliations in the Appendix on pg. 38-40.

INCOME STATEMENT

	For the Years Ended				
(Dollars in thousands, except per share data)	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Income statement data:					
Interest income	$ 262,447	$ 199,786	$ 134,295	$ 98,312	$ 83,596
Interest expense	135,390	86,382	42,942	23,499	15,643
Net interest income	127,057	113,404	91,353	74,813	67,953
Provision (credit) for loan and lease losses	(968)	(205)	(623)	838	13
Net interest income after provision for loan and lease losses	128,025	113,609	91,976	73,975	67,940
Non-interest income:					
Investment management fees	36,442	37,647	37,100	37,035	29,618
Net gain (loss) on the sale and call of debt securities	416	(70)	310	77	33
Other non-interest income	15,924	10,340	9,556	9,396	5,832
Total non-interest income	52,782	47,917	46,966	46,508	35,483
Non-interest expense:					
Intangible amortization expense	2,009	1,968	1,851	1,753	1,558
Change in fair value of acquisition earn out	—	(218)	—	(3,687)	—
Other non-interest expense	110,140	99,407	89,621	80,728	68,485
Total non-interest expense	112,149	101,157	91,472	78,794	70,043
Income before tax	68,658	60,369	47,470	41,689	33,380
Income tax expense	8,465	5,945	9,482	13,048	10,892
Net income	$ 60,193	$ 54,424	$ 37,988	$ 28,641	$ 22,488
Preferred stock dividends	5,753	2,120	—	—	—
Net income available to common shareholders	$ 54,440	$ 52,304	$ 37,988	$ 28,641	$ 22,488
Earnings per common share:					
Basic	$ 1.95	$ 1.90	$ 1.38	$ 1.04	$ 0.81
Diluted	$ 1.89	$ 1.81	$ 1.32	$ 1.01	$ 0.80

PERIOD-END BALANCE SHEET

		As of			
(Dollars in thousands)	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Period-end balance sheet data:					
Cash and cash equivalents	$ 403,855	$ 189,985	$ 156,153	$ 103,994	$ 96,676
Total investment securities	469,150	466,759	220,552	238,473	225,411
Loans and leases held-for-investment	6,577,559	5,132,873	4,184,244	3,401,054	2,841,284
Allowance for loan and lease losses	(14,108)	(13,208)	(14,417)	(18,762)	(17,974)
Loans and leases held-for-investment, net	6,563,451	5,119,665	4,169,827	3,382,292	2,823,310
Goodwill and other intangibles, net	65,854	67,863	65,358	67,209	50,816
Other assets	263,500	191,383	166,007	138,489	105,958
Total assets	$ 7,765,810	$ 6,035,655	$ 4,777,897	$ 3,930,457	$ 3,302,171
Deposits	$ 6,634,613	$ 5,050,461	$ 3,987,611	$ 3,286,779	$ 2,689,844
Borrowings, net	355,000	404,166	335,913	239,510	254,308
Other liabilities	154,916	101,674	65,302	52,361	32,042
Total liabilities	7,144,529	5,556,301	4,388,826	3,578,650	2,976,194
Preferred stock	116,079	38,468	—	—	—
Common shareholders' equity	505,202	440,886	389,071	351,807	325,977
Total shareholders' equity	621,281	479,354	389,071	351,807	325,977
Total liabilities and shareholders' equity	$ 7,765,810	$ 6,035,655	$ 4,777,897	$ 3,930,457	$ 3,302,171

CAPITAL RATIOS

	As of				
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
TSCH capital ratios:					
Tier 1 leverage ratio	7.54%	7.28%	7.25%	7.90%	9.05%
Common equity tier 1 risk-based capital ratio	9.32%	9.64%	11.14%	11.49%	12.20%
Tier 1 risk-based capital ratio	11.75%	10.58%	11.14%	11.49%	12.20%
Total risk-based capital ratio	12.05%	10.86%	11.72%	12.66%	13.88%
TSCB capital ratios:					
Tier 1 leverage ratio	7.22%	7.49%	7.55%	8.04%	9.29%
Common equity tier 1 risk-based capital ratio	11.26%	10.90%	11.62%	11.75%	12.56%
Tier 1 risk-based capital ratio	11.26%	10.90%	11.62%	11.75%	12.56%
Total risk-based capital ratio	11.57%	11.25%	11.99%	12.39%	13.35%

LOAN COMPOSITION

(Dollars in thousands)

Loan and Lease Composition	As of				
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
C&I	$ 1,085,709	$ 785,320	$ 667,684	$ 587,423	$ 634,232
CRE	1,796,448	1,478,010	1,250,823	1,077,703	862,188
Private banking	3,695,402	2,869,543	2,265,737	1,735,928	1,344,864
Loans and leases held-for-investment	$ 6,577,559	$ 5,132,873	$ 4,184,244	$ 3,401,054	$ 2,841,284
C&I	16.5%	15.3%	16.0%	17.3%	22.4%
CRE	27.3%	28.8%	29.9%	31.7%	30.3%
Private banking	56.2%	55.9%	54.1%	51.0%	47.3%
Loans and leases held-for-investment	100.0%	100.0%	100.0%	100.0%	100.0%

DEPOSIT COMPOSITION

(Dollars in thousands)

Deposit Composition	As of				
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Noninterest-bearing checking accounts	$ 356,102	$ 258,268	$ 248,092	$ 230,226	$ 159,859
Interest-bearing checking accounts	1,398,264	778,131	455,341	218,984	136,037
Money market deposit accounts	3,426,745	2,781,870	2,289,789	1,938,707	1,464,279
Certificates of deposit	1,453,502	1,232,192	994,389	898,862	929,669
Total deposits	$ 6,634,613	$ 5,050,461	$ 3,987,611	$ 3,286,779	$ 2,689,844
Noninterest-bearing checking accounts	5.4%	5.1%	6.3%	7.0%	5.9%
Interest-bearing checking accounts	21.1%	15.4%	11.4%	6.7%	5.1%
Money market deposit accounts	51.6%	55.1%	57.4%	59.0%	54.4%
Certificates of deposit	21.9%	24.4%	24.9%	27.3%	34.6%
Total deposits	100.0%	100.0%	100.0%	100.0%	100.0%

AVERAGE BALANCE SHEET

Years Ended December 31,

(Dollars in thousands)	2019 Average Balance	2019 Interest Income [1]/ Expense	2019 Average Yield/ Rate	2018 Average Balance	2018 Interest Income [1]/ Expense	2018 Average Yield/ Rate	2017 Average Balance	2017 Interest Income [1]/ Expense	2017 Average Yield/ Rate
Assets									
Interest-earning deposits	$ 313,413	$ 6,628	2.11%	$ 188,921	$ 3,598	1.90%	$ 126,888	$ 1,466	1.16%
Federal funds sold	8,803	167	1.90%	8,315	156	1.88%	6,923	68	0.98%
Debt securities available-for-sale	250,064	8,119	3.25%	205,652	6,195	3.01%	144,735	3,122	2.16%
Debt securities held-to-maturity	193,443	6,921	3.58%	90,895	3,399	3.74%	58,635	2,463	4.20%
Debt securities trading	—	—	—%	—	—	—%	188	4	2.13%
Equity securities	6,733	115	1.71%	10,517	277	2.63%	8,539	266	3.12%
FHLB stock	18,043	1,270	7.04%	15,136	924	6.10%	13,286	603	4.54%
Total loans and leases	5,669,507	239,328	4.22%	4,500,117	185,349	4.12%	3,711,701	126,544	3.41%
Total interest-earning assets	6,460,006	262,548	4.06%	5,019,553	199,898	3.98%	4,070,895	134,536	3.30%
Other assets	281,171			221,467			193,532		
Total assets	$ 6,741,177			$ 5,241,020			$ 4,264,427		
Liabilities and Shareholders' Equity									
Interest-bearing deposits:									
Interest-bearing checking accounts	$ 1,058,064	$ 21,480	2.03%	$ 612,921	$ 11,440	1.87%	$ 336,337	$ 3,706	1.10%
Money market deposit accounts	2,943,541	69,336	2.36%	2,429,203	45,106	1.86%	1,999,399	22,350	1.12%
Certificates of deposit	1,371,038	34,776	2.54%	1,071,556	21,947	2.05%	967,503	11,429	1.18%
Borrowings:									
FHLB borrowings	394,480	8,639	2.19%	325,356	5,555	1.71%	295,315	3,152	1.07%
Line of credit borrowings	1,234	68	5.51%	2,568	119	4.63%	2,214	90	4.07%
Subordinated notes payable, net	17,335	1,091	6.29%	34,807	2,215	6.36%	34,605	2,215	6.40%
Total interest-bearing liabilities	5,785,692	135,390	2.34%	4,476,411	86,382	1.93%	3,635,373	42,942	1.18%
Noninterest-bearing deposits	267,846			244,090			210,860		
Other liabilities	128,618			75,473			49,279		
Shareholders' equity	559,021			445,046			368,915		
Total liabilities and shareholders' equity	$ 6,741,177			$ 5,241,020			$ 4,264,427		
Net interest income [1]		$ 127,158			$ 113,516			$ 91,594	
Net interest spread			1.72%			2.05%			2.12%
Net interest margin [1]			1.97%			2.26%			2.25%

[1] Interest income and net interest margin are calculated on a fully taxable equivalent basis.

SEGMENTS

(Dollars in thousands)	Year Ended December 31, 2019				Year Ended December 31, 2018			
	Bank	Investment Management	Parent and Other	Consolidated	Bank	Investment Management	Parent and Other	Consolidated
Income statement data:								
Interest income	$ 262,332	$ —	$ 115	$ 262,447	$ 199,510	$ —	$ 276	$ 199,786
Interest expense	134,336	—	1,054	135,390	84,055	—	2,327	86,382
Net interest income (loss)	127,996	—	(939)	127,057	115,455	—	(2,051)	113,404
Provision (credit) for loan and lease losses	(968)	—	—	(968)	(205)	—	—	(205)
Net interest income (loss) after provision for loan and lease losses	128,964	—	(939)	128,025	115,660	—	(2,051)	113,609
Non-interest income:								
Investment management fees	—	36,889	(447)	36,442	—	37,939	(292)	37,647
Net gain (loss) on the sale and call of debt securities	416	—	—	416	(70)	—	—	(70)
Other non-interest income	15,051	31	842	15,924	11,112	1	(773)	10,340
Total non-interest income	15,467	36,920	395	52,782	11,042	37,940	(1,065)	47,917
Non-interest expense:								
Intangible amortization expense	—	2,009	—	2,009	—	1,968	—	1,968
Change in fair value of acquisition earn out	—	—	—	—	—	(218)	—	(218)
Other non-interest expense	77,945	31,560	635	110,140	67,190	31,760	457	99,407
Total non-interest expense	77,945	33,569	635	112,149	67,190	33,510	457	101,157
Income (loss) before tax	66,486	3,351	(1,179)	68,658	59,512	4,430	(3,573)	60,369
Income tax expense (benefit)	8,015	918	(468)	8,465	5,856	579	(490)	5,945
Net income (loss)	$ 58,471	$ 2,433	$ (711)	$ 60,193	$ 53,656	$ 3,851	$ (3,083)	$ 54,424

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP INCOME STATEMENT ITEMS

| (Dollars in thousands) | For the Years Ended | | | | |
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Total revenue:					
Net interest income	$ 127,057	$ 113,404	$ 91,353	$ 74,813	$ 67,953
Total non-interest income	52,782	47,917	46,966	46,508	35,483
Less: net gain (loss) on the sale and call of debt securities	416	(70)	310	77	33
Total revenue	$ 179,423	$ 161,391	$ 138,009	$ 121,244	$ 103,403

| (Dollars in thousands) | For the Years Ended | | | | |
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Bank total revenue:					
Net interest income	$ 127,996	$ 115,455	$ 93,380	$ 76,727	$ 69,899
Total non-interest income	15,467	11,042	9,864	9,470	5,873
Less: net gain (loss) on the sale and call of debt securities	416	(70)	310	77	33
Bank total revenue	$ 143,047	$ 126,567	$ 102,934	$ 86,120	$ 75,739
Bank efficiency ratio:					
Total non-interest expense	$ 77,945	$ 67,190	$ 59,073	$ 52,676	$ 47,186
Total non-interest expense, as adjusted (numerator)	$ 77,945	$ 67,190	$ 59,073	$ 52,676	$ 47,186
Total revenue (denominator)	$ 143,047	$ 126,567	$ 102,934	$ 86,120	$ 75,739
Bank efficiency ratio	54.49%	53.09%	57.39%	61.17%	62.30%

For a comprehensive discussion on the use of non-GAAP data, please refer to the Company's most recent quarterly financial results news release filed with the Securities and Exchange Commission and available at www.tscbank.com

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP INCOME STATEMENT ITEMS

		For the Years Ended			
(Dollars in thousands)	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Investment Management EBITDA:					
Net income	$ 2,433	$ 3,851	$ 4,551	$ 6,933	$ 4,368
Interest expense	—	—	—	—	—
Income tax expense	918	579	522	4,357	2,477
Depreciation expense	464	502	497	165	78
Intangible amortization expense	2,009	1,968	1,851	1,753	1,558
EBITDA	$ 5,824	$ 6,900	$ 7,421	$ 13,208	$ 8,481

For a comprehensive discussion on the use of non-GAAP data, please refer to the Company's most recent quarterly financial results news release filed with the Securities and Exchange Commission and available at www.tscbank.com

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP BALANCE SHEET ITEMS

	As of				
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Tangible common equity and tangible book value per common share:					
Common shareholders' equity	$ 505,202	$ 440,886	$ 389,071	$ 351,807	$ 325,977
Less: goodwill and intangible assets	65,854	67,863	65,358	67,209	50,816
Tangible common equity (numerator)	$ 439,348	$ 373,023	$ 323,713	$ 284,598	$ 275,161
Common shares outstanding (denominator)	29,355,986	28,878,674	28,591,101	28,415,654	28,056,195
Tangible book value per common share	$ 14.97	$ 12.92	$ 11.32	$ 10.02	$ 9.81
Tangible common equity and tangible assets:					
Common shareholders' equity	$ 505,202	$ 440,886	$ 389,071	$ 351,807	$ 325,977
Less: goodwill and intangible assets	65,854	67,863	65,358	67,209	50,816
Tangible common equity (numerator)	$ 439,348	$ 373,023	$ 323,713	$ 284,598	$ 275,161
Total assets	$ 7,765,810	$ 6,035,655	$ 4,777,897	$ 3,930,457	$ 3,302,171
Less: goodwill and intangible assets	65,854	67,863	65,358	67,209	50,816
Tangible assets (denominator)	$ 7,699,956	$ 5,967,792	$ 4,712,539	$ 3,863,248	$ 3,251,355
Tangible common equity to tangible assets	5.7%	6.3%	6.9%	7.4%	8.5%

For a comprehensive discussion on the use of non-GAAP data, please refer to the Company's most recent quarterly financial results news release filed with the Securities and Exchange Commission and available at www.tscbank.com